Exhibit 4.5

Agreement for Company Split (Absorption-Type Split)

Lead Real Estate Co., Ltd. (hereinafter referred to as “LRE”) and Sojiya Japan Co., Ltd. (hereinafter referred to as “Sojiya Japan”) hereby enter into this Agreement for Company Split (hereinafter referred to as the “Agreement”) in connection with an absorption-type company split whereby a portion of rights and obligations held by LRE in relation to its business shall be succeeded to by Sojiya Japan, as set forth below.

Article 1 (Purpose)

Pursuant to the terms of this Agreement, LRE shall transfer and Sojiya Japan shall assume the rights and obligations pertaining to LRE’s hotel operation business (hereinafter referred to as the “Business”) as of the effective date of the absorption-type split (hereinafter referred to as the “Absorption-Type Split”).

Article 2 (Corporate Names and Addresses)

The corporate names and addresses of LRE and Sojiya Japan involved in the Absorption-Type Split shall be as follows:

1.	LRE: Splitting Company
o	Corporate Name: Lead Real Estate Co., Ltd.
o	Address: 16-11 Nanpeidai-cho, Shibuya-ku, Tokyo
2.	Sojiya Japan: Successor Company
o	Corporate Name: Sojiya Japan Co., Ltd.
o	Address: 16-11 Nanpeidai-cho, Shibuya-ku, Tokyo

Article 3 (Details of Rights and Obligations to be Succeeded)

The assets, liabilities, employment contracts, and other rights and obligations to be succeeded by Sojiya Japan from LRE through the Absorption-Type Split (hereinafter referred to as the “Succession Rights and Obligations”) shall be as specified in the attached “Schedule of Succession Rights and Obligations.”

Article 4 (Consideration to Be Delivered)

As LRE holds all of the issued shares of Sojiya Japan, no consideration in the form of cash or other assets shall be delivered to LRE by Sojiya Japan in connection with the Absorption-Type Split.

Article 5 (Capital and Reserves)

The capital, capital reserve, and retained earnings of the successor company shall not increase as a result of the Absorption-Type Split.

Article 6 (Shareholders' Meeting)

The Absorption-Type Split shall be conducted without obtaining approval at the shareholders’ meetings of

LRE and Sojiya Japan pursuant to the provisions of Article 784, Paragraph 2 (Simplified Absorption-Type Split) and Article 796, Paragraph 1 (Short-Form Absorption-Type Split) of the Companies Act of Japan.

Article 7 (Effective Date of the Absorption-Type Split)

The effective date on which the Absorption-Type Split shall take effect (hereinafter referred to as the “Effective Date”) shall be July 1, 2025.

However, the parties may change this date by mutual agreement through consultation, if necessary, depending on the progress of the procedures.

Article 8 (Duty of Due Care)

From the date of execution of this Agreement until the Effective Date, LRE shall carry out operations and manage the assets related to the Business with the care of a prudent manager, in substantially the same manner as conducted at the time of this Agreement.

Any act that deviates from the scope of ordinary operations or significantly affects the assets or rights and obligations shall require prior consultation and agreement between LRE and Sojiya Japan.

Article 9 (Modification and Termination of Terms)

If a significant change occurs in LRE’s financial or business conditions, or if a serious obstacle arises to the implementation of the Absorption-Type Split, or if it becomes difficult to achieve the purpose of this Agreement during the period from the date of execution to the Effective Date, the parties may, by mutual consultation and agreement, modify the terms of the Absorption-Type Split or terminate this Agreement.

Article 10 (Matters for Consultation)

Any matters not stipulated in this Agreement shall be determined separately through consultation between LRE and Sojiya Japan in accordance with the spirit of this Agreement.

In witness whereof, the parties have executed this Agreement in one (1) original copy, duly signed and sealed by both LRE and Sojiya Japan, with the original retained by LRE and a copy retained by Sojiya Japan.

Date: May 16, 2025

LRE:

16-11 Nanpeidai-cho, Shibuya-ku, Tokyo
Lead Real Estate Co., Ltd.
Representative Director: Eiji Nagahara  [Seal]

Sojiya Japan:
16-11 Nanpeidai-cho, Shibuya-ku, Tokyo
Sojiya Japan Co., Ltd.
Representative Director: Eiji Nagahara  [Seal]

Exhibit

Schedule of Succession Rights and Obligations

1. Assets

All current assets pertaining to the Business, including cash and deposits, accounts receivable and accrued income, as well as all fixed assets pertaining to the Business, including software and other assets.

Provided, however, that any items separately agreed upon by LRE and Sojiya Japan shall be excluded.

2. Liabilities and Debts

All current liabilities pertaining to the Business, including accounts payable, accrued expenses, unpaid expenses, and advances received, as well as all non-current liabilities pertaining to the Business, including retirement benefit obligations.

However, tax obligations and other liabilities that cannot be succeeded due to laws and regulations shall be excluded.

3. Contracts (excluding employment contracts)

Contractual status and all related rights and obligations under contracts that LRE has entered into or has succeeded to in the past in connection with the Business, including real estate lease agreements and all other contracts.

However, contracts that cannot be succeeded due to laws and regulations or those separately agreed upon by LRE and Sojiya Japan shall be excluded.

4. Employment Contracts

Contractual status and all rights and obligations arising from employment contracts and any other related agreements that LRE has entered into with its employees (including seconded employees) in connection with the Business.

5. Licenses and Permits

All permits, approvals, licenses, registrations, notifications, and similar authorizations held by LRE as of the Effective Date in connection with the Business, to the extent that such succession is permitted under applicable laws and regulations.